March 21, 2008

Via Facsimile and Federal Express

Mr. Jay Webb

United States Securities and Exchange Commission

100 F Street, NE

Mail Stop 6041-B

Washington, DC 20549

Re:	In the Matter of Medtronic, Inc.

Form 10-K for the fiscal year ended April 27, 2007

Filed June 25, 2007

Form 10-Q for the fiscal quarter ended October 26, 2007

Filed December 4, 2007

File No. 001-07707

Dear Mr. Webb:

Please find below Medtronic Inc.’s responses to your comments as noted in your letter to Medtronic, Inc. (“Medtronic” or the “Company”) dated February 29, 2008.

For ease of review, we have included the questions from your letter in bold font and included our response below each question.

Form l0-K for the year ended April 27, 2007

Consolidated Balance Sheets, Page 39

1.

We note that you do not include separate captions in your balance sheet or shareholders’ equity statement for additional paid-in capital. Please tell us why that is appropriate and note the guidance at Rule 5-02 (31) of Regulation S-X when preparing future filings.

Response:

Medtronic is incorporated in the state of Minnesota under Minnesota corporate law (Minnesota Statutes Section 302A.553) and, therefore, we are not permitted to own treasury stock. In accordance with this law, when we repurchase our common stock, the stock is immediately retired. We account for our repurchase activity using the “par value method” and, therefore, a repurchase of stock causes a reduction in common stock equal to the par value and a reduction in additional paid-in capital for the balance of the cash paid. If there is an insufficient amount of additional paid-in capital to absorb the balance of the purchase price, we reduce retained earnings, as appropriate.

As a result of our historical repurchase activity, our additional paid-in capital account has been reduced to zero for all periods presented in our annual report on Form 10-K filed for the period ending April 27, 2007. Given the zero balance, we believe it appropriate to omit that caption from our financial statements.

Mr. Jay Webb

March 21, 2008

Financial Instruments and Investments, page 54

2.

We see on page 54 you disclose the difference in fair values of your debt and equity securities between fiscal years 2007 and 2006. We are not able to reconcile the changes outlined herein to your investment related other comprehensive income disclosures on page 45. Please explain to us how the change in the fair value of your marketable securities agrees with the related changes in your comprehensive income. Please reconcile changes in your marketable securities during 2007 to your related other comprehensive income disclosures. Note our concerns when preparing future filings.

Response:

In Note 5 to the consolidated financial statements (page 54), we reconcile the cost of our debt and equity securities with the fair value of the securities by disclosing the year end balance of gross unrealized gains and gross unrealized losses on our debt and equity securities. In Note 1 to the consolidated financial statements (page 45), we summarize the activity for each component of accumulated other comprehensive income including net unrealized gains and losses on investments. The activity within accumulated other comprehensive income is recorded net of deferred taxes. In Note 1, we also disclose the tax benefit or expense related to the current year change in accumulated other comprehensive income or loss. The tables below are excerpts from Notes 1 and 5 which outline our reconciliation of the changes in marketable securities during 2007 to other comprehensive income disclosures (dollars in millions):

	As of April 27, 2007			As of April 28, 2006
	Debt	Equity	Total	Debt	Equity	Total	Dollar Change
Disclosure from Note 5
Gross unrealized gains	$5	$16	$21	$-	$6	$6	$15
Gross unrealized (losses)	(10)	(1)	(11)	(27)	-	(27)	16
Net unrealized gains/(losses)	$(5)	$15	$10	$(27)	$6	$(21)	$31

	Unrealized Gain on Investments
	Net	Tax	Gross
Disclosure from Note 1
Change in other comprehensive income	$20	$11	$31
Accumulated other comprehensive income at April 27, 2007	$6	$4	$10

3.	We see from disclosures in this note that you have a significant amount of investments in debt securities.

•

Please provide us with, and revise the note in future filings to disclose, a schedule showing your investments in debt securities by type of securities, including any investments in auction rate securities, collateralized debt obligations, or other asset-backed securities, and the fair value of these securities at both April 27, 2007 and October 26, 2007 as well as any related unrealized losses recorded at those dates. See paragraph 19 of SFAS 115.

Mr. Jay Webb

March 21, 2008

Response:

In applicable future filings, for each date for which a statement of financial position is presented, we will revise our financial instruments and investments note to include disclosure of the cost, unrealized gains/(losses), and fair value by major security type in a manner consistent with the information presented below. Please note that we did not have any investments in collateralized debt obligations at October 26, 2007 or April 27, 2007.

Information regarding the Company’s short-term and long-term investments at October 26, 2007 is as follows:

Dollars in millions	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
October 26, 2007
Corporate debt securities	$989	$1	$(2)	$988
Auction rate securities	319	—	—	319
Mortgage backed securities	514	2	(2)	514
Government and agency securities	104	1	—	105
Certificates of deposit	15	—	—	15
Other asset backed securities	238	1	—	239
Marketable equity securities	3	1	(1)	3
Equity method and other investments	198	—	—	198
Total short-term and long-term investments	$2,380	$6	$(5)	$2,381

Information regarding the Company’s short-term and long-term investments at April 27, 2007 is as follows:

Dollars in millions	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
April 27, 2007
Corporate debt securities	$1,578	$1	$(3)	$1,576
Auction rate securities	870	—	—	870
Mortgage backed securities	887	2	(4)	885
Government and agency securities	831	1	(2)	830
Certificates of deposit	110	—	—	110
Other asset backed securities	555	1	(1)	555
Marketable equity securities	11	16	(1)	26
Equity method and other investments	173	—	—	173
Total short-term and long-term investments	$5,015	$21	$(11)	$5,025

•	Tell us and revise the note in future filings to disclose the contractual maturities of your investments in debt securities by type of securities. See paragraph 20 of SFAS 115.

Mr. Jay Webb

March 21, 2008

Response:

In applicable future filings, we will revise our financial instruments and investments note to include information about the contractual maturities of debt securities as of the date of the most recent statement of financial position presented. The disclosure will be presented in a manner consistent with the information presented below.

The October 26, 2007 balance of available-for-sale debt securities by contractual maturity is shown in the following table. Within the table, maturities of mortgage-backed securities have been allocated based upon timing of estimated cash flows, assuming no change in the current interest rate environment. Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

Dollars in millions	October 26, 2007
Due in one year or less	$695
Due after one year through five years	1,166
Due after five years through ten years	—
Due after ten years	319
Total debt securities	$2,180

The April 27, 2007 balance of available-for-sale debt securities by contractual maturity is shown in the following table. Within the table, maturities of mortgage-backed securities have been allocated based upon timing of estimated cash flows, assuming no change in the current interest rate environment. Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

Dollars in millions	April 27, 2007
Due in one year or less	$1,090
Due after one year through five years	2,887
Due after five years through ten years	10
Due after ten years	839
Total debt securities	$4,826

•

Tell us and revise the liquidity section of MD&A in future filings to discuss whether any of the securities you hold are reasonably likely to affect your financial condition in a material way, expanding your discussion and analysis in applicable future filings to provide your investors with information necessary for a clear understanding of the trend or uncertainty. Refer to Item 303(a) of Regulation S-K. In addition, provide all appropriate disclosure required by Item 305 of Regulation S-K.

Response:

We believe securities that we hold are not reasonably likely to affect our financial condition in a material way based on the strong quality of our investment portfolio, of which, approximately 98% is invested in securities rated A and above. However, in light of current market conditions, we expanded the Liquidity and Capital Resources section of our discussion and analysis and Item 3. Quantitative and Qualitative Disclosures about Market Risk in our quarterly report on Form 10-Q filed for the period ending January 25, 2008 to provide our investors with additional information, and will do so in future filings, as applicable. We provided all appropriate disclosure required by Item 305 of Regulation S-K in our quarterly report, and will do so in future filings.

Mr. Jay Webb

March 21, 2008

The following is an excerpt from Item 3. Quantitative and Qualitative Disclosures about Market Risk in our quarterly report on Form 10-Q filed for the period ending January 25, 2008:

“We have investments in marketable debt securities which are classified and accounted for as available-for-sale. Our debt securities include government securities, commercial paper, corporate bonds, bank certificates of deposit, and mortgage backed and other asset backed securities including auction rate securities. Market conditions during the third quarter of fiscal year 2008 and subsequent to our quarter-end continue to indicate significant uncertainty on the part of investors on the economic outlook for the U.S. and for financial institutions that have potential exposure to the sub-prime housing market. This uncertainty has created reduced liquidity across the fixed income investment market, including the securities that the Company is invested in. As a result, some of our investments have experienced reduced liquidity including unsuccessful monthly auctions for our auction rate security holdings. During the third quarter of fiscal year 2008, we reclassified approximately $184 million in auction rate fixed income securities from short-term investments to long-term investments on our condensed consolidated balance sheet due to the fact that they are currently not trading, and current conditions in the general debt markets have reduced the likelihood that the securities will successfully auction within the next 12 months. Auction rate securities that did not successfully auction reset to the maximum rate as prescribed in the underlying indenture and all of the Company’s holdings continue to be current with their interest payments. Based on the Company’s assessment of the credit quality of the underlying collateral and credit support available to each of the securities in which we are invested, we believe no permanent impairment has occurred as the Company has the ability and the intent to hold these investments long enough to avoid realizing any significant loss. Additionally, if we required capital, we believe we could liquidate the majority of our portfolio and incur no impairment loss and we have capacity under our commercial paper program and lines of credit that we could access. As of January 25, 2008, we do not believe that we have material risk in our current portfolio of investments that would impact our financial condition or liquidity. As of January 25, 2008, we have $5 million of net unrealized losses on our aggregate investments of $3.325 billion; however, if market conditions continue to deteriorate further some of these holdings may experience permanent impairment in the future.”

4.

Based on your cash flow statements on page 41, we note you spent $11,837 million to purchase marketable securities and received $10,894 million from the sale and maturities of marketable securities in fiscal year 2007. And as such, your investment activities do not appear to be insignificant, yet, we note you only disclosed the net realized gain/loss. Refer to paragraph 21 of SFAS 115 and provide us with, and revise your disclosure in future filings to include, the gross realized gains and gross realized losses for each reported period.

Response:

In applicable future filings, for each period for which the results of operations are presented, we will revise our financial instruments and investments footnote to disclose the gross realized gains and losses on sales of available-for-sale securities.

Mr. Jay Webb

March 21, 2008

For the six months ended October 26, 2007, gross realized gains and gross realized losses on all available-for-sale securities were $30 million and $(3) million, respectively.

For the twelve months ended April 27, 2007, gross realized gains and gross realized losses on all available-for-sale securities were $19 million and $(1) million, respectively.

Senior Convertible Notes, page 57

5.

We note that you modified the conversion price of your senior convertible notes from $56.14 to $56.08. Please explain to us how you account for the change in the conversion feature and how you considered the impact of EITF 96-19 and EITF 06-06.

Response:

In April 2007, the conversion price for each of the notes changed from $56.14 to $56.08. The adjustment to the conversion price of the convertible notes was dictated by the terms of the governing indentures and was triggered by our distribution of dividends on July 7, 2006, October 6, 2006, January 5, 2007, and April 6, 2007.

In the future, every time we declare and pay a quarterly dividend that exceeds the dividend threshold amount, as defined in the Indenture (at time of the bond issuance the amount was $0.09625), the conversion price of the notes will also change. Conversion price adjustments that cause an increase or decrease of less than 1% are carried forward and adjusted on each anniversary date of the indentures.

Given that the change in the conversion price was pursuant to the indenture that governs the notes, we do not believe we have made a “modification” of the notes that would warrant the application of either EITF No. 96-19 or EITF No. 06-6, nor do we believe the underlying fundamentals of our accounting for the notes would have changed as a result of this change. For more information related to the accounting for our Senior Convertible Notes, please see our response to comment number 2 in the Commission’s letter dated February 7, 2007.

Valuation Assumptions, page 61

6.

We note that you changed the method of determining expected volatility in fiscal year 2007. Note that the change in the method of determining assumptions used in a valuation technique is a change in accounting estimate under SFAS 154, refer to paragraph C13 (b) of SFAS 154. Disclose all required information under paragraph 22 of SFAS 154 in your future filings. Otherwise, explain to us why such disclosure is not necessary.

Response:

As you note in your comments, in fiscal year 2007, we changed the method of determining expected volatility for our fair value estimates using the Black-Scholes option pricing model. We made this change in determining volatility in order to take into consideration how future experience may differ from the past and thus provide a better estimate of fair value; however, the dollar impact from the change resulted in a decrease of gross fiscal year 2007 stock option expense of approximately $92,000. Considering the immaterial value of the change, we did not disclose the impact.

Mr. Jay Webb

March 21, 2008

We will continue to disclose the financial impact of a change in accounting estimate of this nature when material.

7.

We also note that you recorded $129 million and $225 million in tax benefits in fiscal years 2007 and 2006, respectively, and those benefits are associated with the reversal of excess tax accruals. Explain to us in greater detail the facts and circumstances behind these reversals, including the timing thereof. Also in this regard, explain to us the significant assumptions and judgment that you used to estimate the tax accruals, and why those estimates differ from the actual results.

Response to the first part of question 7:

During the years in which the applicable accruals were recorded, the Company accounted for income tax exposures pursuant to SFAS 5, which provides that an estimated loss from a loss contingency should be accrued when both of the following criteria are met:

1.

Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements.

2.	The amount of loss can be reasonably estimated.

In accordance with the SFAS 5, the Company provided income tax reserves for tax exposures if, based on the information available at the time, it was probable that a taxing authority would disagree with a tax position that would negatively affect the amount of taxes previously or currently due and the amount could have been reasonably estimated. Under this methodology, we reviewed all material tax positions and established tax reserves based on our judgment of the expected resolution of these positions. As part of this methodology, we regularly reviewed our tax positions and adjusted income tax accruals if any of the following occurred: (i) the completion of a tax audit, (ii) changes in tax laws including a tax case or legislative guidance, or (iii) the expiration of statute of limitations.

The $129 million tax benefit recorded in fiscal year 2007 reflected the reversal of excess tax accruals in connection with the Internal Revenue Service (IRS) audit settlements for our fiscal year 2003 and 2004 domestic income tax returns, the resolution of competent authority issues for fiscal years 1992 through 2000, and adjustments to the finalization of fiscal year 2006 U.S. federal and state income tax returns, all of which occurred during the fourth quarter of fiscal year 2007.

The $225 million tax benefit recorded in fiscal year 2006 reflected the reversal of excess tax accruals in connection with the IRS audit settlements for our fiscal year 1997 through 2002 domestic income tax returns which occurred during the second quarter of fiscal year 2006.

Mr. Jay Webb

March 21, 2008

During these audits and other proceedings, the IRS reviewed, proposed, and settled with Medtronic many tax positions which resulted in total tax accrual reversals equal to approximately 5 percent of the total income tax expense recognized in fiscal years 1992 through 2007. The items settled included issues in the area of R&D credit, export tax incentives, deductibility of charitable contributions and other expenses, utilization of capital losses, and transfer pricing. With the exception of transfer pricing, no other issue was individually material for these years. Transfer pricing relates to the appropriate allocation of profits between Medtronic subsidiaries located in different taxing jurisdictions. Medtronic has manufacturing operations in Ireland, Puerto Rico, and Switzerland which have effective tax rates on the profits earned between 0% and 10%. In contrast, profits earned in the U.S. or other countries such as Japan are taxed at rates between 35% and 50%. The transfer pricing rules are highly complex and require the determination of relative value of the functions performed and risks assumed by legal entities in different taxing jurisdictions. Taxing authorities are extremely aggressive in their review of this allocation of profits. The allocation of profits from a jurisdiction with an effective tax rate of 0% to a jurisdiction with a 50% tax rate has a substantial impact on the ultimate tax liability. In accordance with SFAS 5, when a settlement was reached, the tax accruals for all subsequent fiscal years through the date of settlement were reviewed to determine the adequacy of established tax accruals.

The Company, taking into consideration the recommendation of its advisors, provided tax reserves that it believed to be correct based on our expectation as to where ultimate resolution would be reached. The cumulative impact of these items was favorable in comparison to the established tax accruals.

Finally, your tax related critical accounting policy disclosures are too general to be helpful to the readers of your financial statements. Please include more information about the methods, significant assumptions, and judgment behind each significant estimate in your critical accounting policies in future filings.

Response to the second part of question 7:

As requested, we will include more information about the methods, significant assumptions and judgments behind each significant estimate in our critical accounting policies in future filings.

Form 10-Q for the quarter ended October 26, 2007

Item 4. Controls and Procedures, page 39

Evaluation of disclosure controls and procedures, page 39

8.

We note that you and your Chief Executive Officer have evaluated the effectiveness of your disclosure controls and procedures and changes in the Company’s internal control over financial reporting (as defined in Rule 13a-l5(f) under the Exchange Act). Please confirm that you and your Chief Executive Officer have concluded that your disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) of the Exchange Act) were effective and revise these disclosures in future filings to clearly indicate your conclusions are based on the referenced definition of controls and procedures. Refer to Item 307 of Regulation S-K.

Mr. Jay Webb

March 21, 2008

Response:

Our Chief Executive Officer and I have concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) were effective for the periods referenced, and, as requested, we revised our disclosures in our quarterly report on Form 10-Q filed for the period ending January 25, 2008 to clearly indicate that our conclusions are based on the referenced definition of controls and procedures. We will do so in applicable future filings as well.

Pursuant to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please contact me (763-505-2770) or, in my absence, Thomas M. Tefft, Vice President and Corporate Controller (763-505-1510).

Sincerely,

/s/ Gary L. Ellis

Gary L. Ellis

Senior Vice President and Chief Financial Officer

Medtronic, Inc.

710 Medtronic Parkway NE

Minneapolis, MN 55432-5604

Cc:	Terrance L. Carlson, Senior Vice President, General Counsel & Corporate Secretary, Medtronic, Inc. Thomas M. Tefft, Vice President and Corporate Controller, Medtronic, Inc.